Exhibit (g)

AMENDED AND RESTATED APPENDIX B

CUSTODY AGREEMENT

        Intending to be legally bound, the undersigned hereby amend and restate this Appendix B to the Custody Agreement (the “Custody Agreement”), dated October 24, 2003, between UMB Bank, n.a. and Lotsoff Capital Management Investment Trust (f/k/a Lotsoff Capital Management Equity Trust). The following portfolios (the “Funds”) of Lotsoff Capital Management Investment Trust), an open-end management investment company, are hereby made parties to the Custody Agreement, and the Funds agree to be bound by all the terms and conditions contained in the Custody Agreement:

Lotsoff Capital Management Micro Cap Fund
Lotsoff Capital Management Active Income Fund

LOTSOFF CAPITAL MANAGEMENT INVESTMENT TRUST
Attest:	By: /s/ Margaret M. Baer
Name: Margaret M. Baer
Title: Secretary and Treasurer
Date: 9/15/2005
UMB BANK, N.A.
Attest:	By: /s/ Bonnie L. Jonson
Name: Bonnie L. Johnson
Title: Vice President
Date: 9/23/2005